

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

November 2, 2009

Room 4631

Dong-Hee Lee
President and Representative Director – Chief Finance
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

> **Re:  POSCO**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 001-13368**

Dear Mr. Lee:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief